UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
 RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of November 2022
Commission File Number: 001-32199

SFL Corporation Ltd.
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of SFL Corporation Ltd. (NYSE: SFL) (“SFL” or the “Company”), dated November 17, 2022, announcing that the Company has signed a contract with ExxonMobil Canada Ltd. for the harsh environment semi-submersible rig Hercules with an estimated contract value of approximately $50 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SFL CORPORATION LTD.

Date:	November 23, 2022	By:	/s/ Ole B. Hjertaker
		Name:	Ole B. Hjertaker
		Title:	SFL Management AS
(Principal Executive Officer)

EXHIBIT 1

SFL - New Contract for Semi-Submersible Rig Hercules

SFL Corporation Ltd. (NYSE: SFL) (“SFL” or the “Company”) announced today that it has signed a contract with ExxonMobil Canada Ltd. for the harsh environment semi-submersible rig Hercules with an estimated contract value of approximately $50 million.

The contract is expected to commence in the second quarter of 2023 with a duration of approximately 135 days and an extension option of 60 days.

Hercules is currently employed on a bareboat charter with Seadrill Limited, expected to be finalized in late fourth quarter 2022. Odfjell Drilling will manage the rig on our behalf thereafter, and the rig will undergo a scheduled special periodic survey in Norway before mobilization to Canada.

Ole B. Hjertaker, CEO of SFL Management AS, said in a comment: «We are pleased to announce this first contract for the Hercules after finalizing the long-term charter to Seadrill. Odfjell Drilling is an industry leading harsh environment drilling contractor, and together we are committed to deliver best-in-class drilling services in the most demanding operating environments. We see an increasing demand for harsh environment oil exploration and development, in a market with few available drilling rigs with these capabilities. We are therefore optimistic on the prospects for longer-term employment from 2024 onwards for Hercules».

November 17, 2022

The Board of Directors
SFL Corporation Ltd.
Hamilton, Bermuda

Investor and Analyst Contacts:
Aksel Olesen, Chief Financial Officer, SFL Management AS
+47 23 11 40 36
André Reppen, Chief Treasurer & Senior Vice President, SFL Management AS
+47 23 11 40 55
Marius Furuly, Vice President - IR, SFL Management AS
+47 23 11 40 16

Media Contact:
Ole B. Hjertaker, Chief Executive Officer, SFL Management AS
+47 23 11 40 11

About SFL

SFL has a unique track record in the maritime industry and has paid dividends every quarter since its initial listing on the New York Stock Exchange in 2004. The Company’s fleet of vessels is comprised of container vessels, car carriers, tanker vessels, bulkers and offshore drilling rigs. SFL’s long term distribution capacity is supported by a portfolio of long term charters and significant growth in the asset base over time. More information can be found on the Company’s website: www.sflcorp.com

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including SFL management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although SFL believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, SFL cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions in the seaborne transportation industry, which is cyclical and volatile, including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which the Company operates, including shifts in consumer demand from oil towards other energy sources or changes to trade patterns for refined oil products, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, technological innovation in the sectors in which we operate and quality and efficiency requirements from customers, increased inspection procedures and more restrictive import and export controls, changes in the Company’s operating expenses, including bunker prices, dry-docking and insurance costs, performance of the Company’s charterers and other counterparties with whom the Company deals, the impact of any restructuring of the counterparties with whom the Company deals, and timely delivery of vessels under construction within the contracted price, governmental laws and regulations, including environmental regulations, that add to our costs or the costs of our customers, potential liability from pending or future litigation, potential disruption of shipping routes due to accidents, political instability, terrorist attacks, piracy or international hostilities, the length and severity of the ongoing coronavirus outbreak and governmental responses thereto and the impact on the demand for commercial seaborne transportation and the condition of the financial markets, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission. SFL disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.